KLETT ROONEY LIEBER & SCHORLING

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

40TH FLOOR, ONE OXFORD CENTRE

PITTSBURGH, PENNSYLVANIA 15219-6498

Telephone: (412) 392-2000

Warren J. Archer (412) 392-2145	FACSIMILE: (412) 392-2128 E-MAIL: wjarcher@klettrooney.com

June 10, 2005

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Shiwana, Inc.
Registration Statement on Form SB-2/A
Commission File No. 333-118255

Dear Mr. Owings:

Enclosed is Amendment No. 3 to the subject Registration Statement. The Amendment updates the Company’s financial statements as requested by the Staff accountants.

It is my understanding that Howard Baik, with whom we have been dealing on this matter, is on leave this month. If there is another Staff member with whom you wish that we would communicate, please e-mail that information to me at wjarcher@klettrooney.com. In the absence of other direction from you, I will send you by overnight courier a blackline copy of this filing. If you have any questions concerning this filing, please call me. Thank you for your assistance.

Very truly yours,

/s/ Warren J. Archer
Warren J. Archer For KLETT ROONEY LIEBER & SCHORLING A PROFESSIONAL CORPORATION